Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,
	2015	2014
Income from continuing operations	$29,398	$(2,265)
Additions:
Fixed charges
Interest expense	15,348	14,530
Capitalized interest	339	393
	15,687	14,923
Deductions:
Capitalized interest	(339)	(393)
Net loss attributable to noncontrolling interests	108	—
Adjusted earnings	44,854	12,265
Fixed charges (from above)	$15,687	$14,923
Ratio of earnings to fixed charges	2.86	0.82	(1)
1) Due to Washington REIT's loss from continuing operations during the 2014 Quarter, the earnings to fixed charges ratio was less than 1:1. Washington REIT must generate additional earnings of $2.7 million in the 2014 Quarter to achieve a ratio of 1:1.

Debt service coverage ratio:

	Three Months Ended March 31,
	2015	2014
Net income attributable to the controlling interests	$29,506	$104,554
Additions:
Interest expense (1)	15,348	14,530
Real estate depreciation and amortization (1)	25,275	22,753
Non-real estate depreciation	103	193
	40,726	37,476
Deductions:
Gain on sale of real estate (1)	(30,277)	(106,273)
Adjusted EBITDA	39,955	35,757
Debt service
Interest expense	15,348	14,530
Principal amortization	1,155	830
	$16,503	$15,360
Debt service coverage ratio	2.42	2.33
(1) Includes discontinued operations